UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 30, 2008

Commission File Number: 333-103647

                    Prime Sun Power Inc.
(Name of Small Business Issuer in its charter)

Nevada	98-0393197
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

 14 Wall Street, 20th Floor
New York, New York 10005
(Address of principal executive offices and Zip Code)

(212) 618-1306
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information Statement

This Information Statement, which is being mailed on or about April 30, 2008 to the holders of shares of the common stock, par value $.0001 per share, of Prime Sun Power Inc., a Nevada corporation (the “Company”), is being furnished in connection with a change in the majority of the members of the board of directors of the Company (the “Board”). On January 10, 2008, a Securities Purchase and Sale Agreement (the “Securities Purchase and Sale Agreement”) was entered into between Victoria Vynnyk, the owner of the majority of the Company’s securities and Rudana Investment Group AG, a corporation formed under the laws of Switzerland. Pursuant to the Securities Purchase and Sale Agreement, Ms. Vynnyk has sold all of her 4,000,000 shares of the Company’s common stock to Rudana Investment Group AG.

In accordance with the Company’s by-laws and applicable laws of the State of Nevada, which is the corporate domicile of the Company, on April 29, 2008, the Board appointed Dr. Augustine Fou to fill one of the vacancies on the Board, effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

This Information Statement will be mailed to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on April 29, 2008. No action is required by the shareholders of the Company in connection with changes to the composition of the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”), requires that ten (10) days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

Upon the closing of the Securities Purchase and Sale Agreement on January 10, 2008, a change in control of the Company occurred. Pursuant to the Securities Purchase and Sale Agreement, Rudana Investment Group AG has acquired 4,000,000 shares of the Company’s common stock from Ms. Vynnyk. The address of Rudana Investment Group AG is Bahnhofstrasse 23, CH-6301 Zug, Switzerland. The source of funds used by Rudana Investment Group AG to acquire these 4,000,000 shares was Rudana Investment Group AG’s working capital. Rudana Investment Group AG now owns 69.8% of the Company’s issued and outstanding shares. The Securities Purchase and Sale Agreement did not require a vote of the Company’s shareholders. The Company is not a party to the Securities Purchase and Sale Agreement.

On January 22, 2008 the Board declared dividends on the Company’s common stock with payment to all record holders as of the record date of February 4, 2008. Each stockholder of the Company received six additional shares of common stock for each one share of common stock owned as of the record date. In connection with this dividend, the ownership of stockholders possessing 5,730,700 shares of common stock increased to 40,114,900 shares of common stock. The number of shares owned by Rudana Investment Group AG increased from 4,000,000 to 28,000,000.

Voting Securities and Principal Holders Thereof

Voting Securities

As of the close of business on April 29, 2008, 40,114,900 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on April 29, 2008, the total number of shares owned beneficially by the Company’s directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Rudana Investment Group AG (1) Bahnhofstrasse 23, CH - 6301 Zug, Switzerland	28,000,000	69.8%
Viktoria Vynnyk (2) c/o Prime Sun Power Inc. 14 Wall Street, 20th Floor New York, NY 10005	0	0
Dr. Augustine Fou (3) c/o Prime Sun Power Inc. 14 Wall Street, 20th Floor New York, NY 10005	0	0

(1) Five percent stockholder.

(2) Chief Executive Officer, President, Treasurer, Secretary and Director.

(3) Dr. Augustine Fou has not yet commenced his service as a member of the Board. Dr. Fou’s appointment will become effective ten (10) days from date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Changes in Control

Upon the closing of the Securities Purchase and Sale Agreement on January 10, 2008, a change in control of the Company occurred. Pursuant to the Securities Purchase and Sale Agreement, Rudana Investment Group AG has acquired 4,000,000 shares of the Company’s common stock from Ms. Vynnyk. The address of Rudana Investment Group AG is Bahnhofstrasse 23, CH - 6301 Zug, Switzerland. The source of funds used by Rudana Investment Group AG to acquire these 4,000,000 shares was Rudana Investment Group AG’s working capital. Rudana Investment Group AG now owns 69.8% of the Company’s issued and outstanding shares. The Securities Purchase and Sale Agreement did not require a vote of the Company’s shareholders. The Company is not a party to the Securities Purchase and Sale Agreement.

To the knowledge of management, there are no present arrangements or pledges of securities of the Company which may result in a change in control of the Company.

Directors, Executive Officers, Promoters and Control Persons

The Company’s directors serve until their successors are elected and qualified. The Company’s officers are elected by the Board to a term of one (1) year and serve until their successors are duly elected and qualified, or until they are removed from office. The Board has no nominating, auditing or compensation committees.

The name, address, age and position of the Company’s officers and directors are set forth below:

Name and Address	Age	Position(s)
Viktoria Vynnyk (1) c/o Prime Sun Power Inc. 14 Wall Street, 20th Floor New York, NY 10005	29	Chief Executive Officer, President, Treasurer, Secretary and Director
Dr. Augustine Fou (2) c/o Prime Sun Power Inc. 14 Wall Street, 20th Floor New York, NY 10005	36	Director

(1) On January 10, 2008, Viktoria Vynnyk, the President, Chief Financial Officer and Sole Director of the Company sold all of her 4,000,000 shares of the Company’s common stock to Rudana Investment Group AG for $70,000. Ms. Vynnyk remained the Company’s sole officer and director.

(2) Dr. Augustine Fou has not yet commenced his service as a member of the Board. Dr. Fou’s appointment will become effective ten (10) days after the date a Schedule 14f-1 regarding his appointment was disseminated to the Company’s shareholders.

Biographies:

Viktoria Vynnyk - Chief Executive Officer, President, Treasurer, Secretary and Director

Viktoria Vynnyk serves as the Company’s Chief Executive Officer, President, Treasurer, Secretary and Director. Ms. Vynnyk has served as Director and Secretary of the Company since December 30, 2002. She has served as the Company’s Chief Executive Officer, President and Treasurer since November 10, 2006. Since 1999, Ms. Vynnyk has been the President of Viktoria Enterprises Ltd., a Vancouver based finance company that specializes in micro-capital corporations. Prior to her engagement with Viktoria Enterprises Ltd., Ms Vynnyk studied business at Simon Fraser University in Vancouver, British Columbia. In connection with the sale of all of her shares of common stock to Rudana Investment Group AG, Ms. Vynnyk agreed to remain as an officer and director until a successor is identified and appointed.

Dr. Augustine Fou - Director

The Board has appointed Dr. Augustine Fou to serve as an independent director of the Company on April 29, 2008. Dr. Fou earned his doctorate at the Massachusetts Institute of Technology Department of Materials Science and Engineering, with a minor in the Management of Technology from MIT's Sloan School of Management. Dr. Fou earned his BS summa cum laude in Chemistry from the University of Dallas. Dr. Fou has served as a consultant with McKinsey & Company. In 1996, Dr. Fou founded go-Digital Internet Consulting Group, Inc. serving clients such as IBM, Victoria's Secret Catalogue, the Federal Reserve Bank of New York, the Norwegian Trade Council, the Ministry of Finance of the Government of Macao, the Canadian Consulate General, and Gouvernement du Quebec. Dr. Fou then founded Marketing Science Consulting Group, Inc. as a marketing service and consumer insights firm serving clients as Pepsi, Dr Pepper / Seven Up, Frito Lay, Conde' Nast / SELF Magazine, Liz Claiborne / Lucky Brand Dungarees, and Revlon.  Dr. Fou is SVP, Digital Lead of MRM Worldwide, a McCann WorldGroup company. Dr. Fou also serves on the board of directors of 4C Controls Inc. and Kingston Mines Ltd.

Family Relationships

Neither Dr. Fou nor Ms. Vynnyk have any family relationships with the Company’s other officers or directors or persons nominated or chosen by the Company to become officers or directors.

Involvement in Certain Legal Proceedings

During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company has: (i) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons

There have been no transactions, since the beginning of the Company’s last fiscal year, and there are no currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors, executive officers and persons who own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership of the Company’s common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of the Company’s common stock are required by Securities and Exchange Commission regulations to furnish to the Company copies of all Section 16(a) forms they file.

Based solely upon review of the copies of such reports received or written representations from the reporting persons, the Company believes that during the fiscal year ended December 31, 2007 the Company’s directors, executive officers and persons who own more than 10% of the Company’s common stock timely filed all reports required by section 16(a) of the Securities Exchange Act of 1934.

Corporate Governance

Audit Committee and Charter

The Company does not have a separately-designated audit committee of the Board. Audit committee functions are performed by the Board. Neither the current nor prospective member of the Board may be deemed to be independent.

Audit Committee Financial Expert

None of the Company’s directors or officers have the qualifications or experience to be considered an independent financial expert. The Company believes the cost related to retaining an independent financial expert at this time is prohibitive. Further, because of the Company’s limited operations, the Company believes the services of a financial expert are not warranted. The Company may appoint an independent financial expert in the future.

Director Independence

The Company’s Board has determined that Dr. Fou will serve as an independent director of the Company. The Company has adopted the standards for independence contained in the Nasdaq Marketplaces Rules, Rule 4350(d) and Rule 4200(a)(15).

Board Meetings and Committees; Annual Meeting Attendance

There were no meetings of the Board during the last full fiscal year and the Board conducted all Board actions by written consent. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board.

Nominating Committee

The Board does not have a separately designated nominating committee. The Board has considered all potential nominees to date. At the present time, the Board has not adopted a nominating committee charter. The Board anticipates adopting a nominating committee charter and formal policies regarding the nomination of directors in the immediate future.

Compensation Committee

The Company does not currently have a separately-designated compensation committee. As the Company has never paid compensation to its officers and directors, a committee of this nature has been deemed unnecessary. The Company intends to review the need to form such a committee in the immediate future, prior to paying compensation to any officer or director.

Shareholder Communications

Any shareholder may communicate directly to the Board by sending a letter to the Company’s address of record.

Executive Compensation

From the Company’s inception on December 18, 2002, through the date of this Information Statement, no compensation has been paid to the Company’s officers and directors, including salary, bonus, stock or option awards or otherwise. No director, officer or other employee of the Company has received any equity awards in connection with their services to the Company. The Company has therefore omitted any tables reflecting Summary Compensation, Outstanding Equity Awards at Fiscal Year-End and Director Compensation, as each of the aforementioned is inapplicable.

There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of any officer or director. The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Dr. Fou’s compensation for serving as a member of the Board will be $24,000 per annum.

[Signature Page Follows]

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Prime Sun Power Inc.

/s/ Viktoria Vynnyk
Name: Viktoria Vynnyk
Title: President & Chief Executive Officer

April 30, 2008